SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Xinyuan Real Estate Co., Ltd.
(Name of Issuer)

Common Shares, par value $0.0001 per share
(Title of Class of Securities)

98417P105**
(CUSIP Number)

Michael LaGatta TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the Issuer’s American Depositary Shares (“ADSs”), each representing two Common Shares.

CUSIP No. 98417P105	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,763,594 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,763,594 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,763,594 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Excludes Common Shares (as defined herein) beneficially owned by the Chairman (as defined herein) and his affiliates that, as further described in Item 4, the Reporting Persons (as defined herein) may be deemed to beneficially own pursuant to the Chairman Letter Agreement (as defined herein). Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.
**	The calculation is based on a total of 164,807,616 Common Shares outstanding as of November 17, 2017 as reported in Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2017.

CUSIP No. 98417P105	13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,763,594 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,763,594 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,763,594 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Excludes Common Shares beneficially owned by the Chairman and his affiliates that, as further described in Item 4, the Reporting Persons may be deemed to beneficially own pursuant to the Chairman Letter Agreement. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.
**	The calculation is based on a total of 164,807,616 Common Shares outstanding as of November 17, 2017 as reported in Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 20, 2017.

CUSIP No. 98417P105	13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,763,594 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,763,594 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,763,594 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Excludes Common Shares beneficially owned by the Chairman and his affiliates that, as further described in Item 4, the Reporting Persons may be deemed to beneficially own pursuant to the Chairman Letter Agreement. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.
**	The calculation is based on a total of 164,807,616 Common Shares outstanding as of November 17, 2017 as reported in Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 20, 2017.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 30, 2013, as amended and supplemented by Amendment No. 1 filed on November 10, 2014 and Amendment No. 2 filed on November 24, 2014 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, which is the sole shareholder of TPG Asia VI SF Pte., Ltd., a company formed under the laws of Singapore (“TPG Asia VI SF”), which directly holds 10,763,594 Common Shares (the “TPG Shares”). Because of Group Advisors’ relationship to TPG Asia VI SF, Group Advisors may be deemed to beneficially own the TPG Shares.”

Item 4.  Purpose of Transaction

This Amendment supplements Item 4 of the Original Schedule 13D by inserting the following after the first paragraph under the heading “Convertible Note”:

“2018 ADS Sales

On February 13, 2018, TPG Asia VI SF sold an aggregate of 172,360 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.5002. On February 14, 2018, TPG Asia VI SF sold an aggregate of 92,156 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.4488. On February 15, 2018, TPG Asia VI SF sold an aggregate of 75,040 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.3056. On February 16, 2018, TPG Asia VI SF sold an aggregate of 44,488 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.3025. On February 20, 2018, TPG Asia VI SF sold an aggregate of 23,606 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.2116. On February 21, 2018, TPG Asia VI SF sold an aggregate of 48,146 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.2625. On February 22, 2018, TPG Asia VI SF sold an aggregate of 36,512 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.2041. On March 1, 2018, TPG Asia VI SF sold an aggregate of 14,364 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.10. On March 2, 2018, TPG Asia VI SF sold an aggregate of 293,112 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.1014. On March 5, 2018, TPG Asia VI SF sold an aggregate of 22,000 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.1063. On March 7, 2018, TPG Asia VI SF sold an aggregate of 61,522 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.1004. On March 8, 2018, TPG Asia VI SF sold an aggregate of 353,100 Common Shares (in the form of ADSs) in open market sales at a weighted average price per ADS of $6.1109. Upon the request of the Commission, the Reporting Persons will provide the Commission full information regarding the number of Common Shares sold at each separate price.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure (i) assumes that there are a total of 164,807,616 Common Shares outstanding as of November 17, 2017 as reported in Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 20, 2017, and (ii) excludes Common Shares that may be issued to the Chairman or his affiliates upon the exercise of stock options.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own 10,763,594 Common Shares, which constitutes approximately 6.5% of the outstanding Common Shares. The total excludes Common Shares beneficially owned by the Chairman and his affiliates that, as further described in Item 4, the Reporting Persons may be deemed to beneficially own pursuant to the Chairman Letter Agreement. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2018

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/Michael LaGatta
Name: Michael LaGatta Title: Vice President

David Bonderman

By: /s/ Clive Bode
Name: Clive Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/Clive Bode
Name: Clive Bode on behalf of James G. Coulter (2)

(1)	Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).
(2)	Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Stephen D. Rose	Assistant Treasurer

INDEX TO EXHIBITS

Exhibit 1	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
Exhibit 2	Securities Purchase Agreement, dated August 26, 2013, by and among Xinyuan Real Estate Co., Ltd., the guarantors listed on Schedule 1 thereto and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 3	Senior Secured Convertible Note, dated September 19, 2013, in an aggregate principal amount of $75,761,009 (incorporated by reference to Exhibit 99.3 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 4	Letter Agreement, dated as of September 19, 2013, by and between Mr. Zhang Yong and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.6 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 5	Registration Rights Agreement, dated September 19, 2013, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.4 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 6	Notes Redemption Agreement, dated as of November 7, 2014, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte, Ltd. (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on November 10, 2014).